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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                              (Amendment No. 15)

                  Under the Securities Exchange Act of 1934*



                             ERC INDUSTRIES, INC.
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, par value $0.01 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                   268912102
        _______________________________________________________________
                                (CUSIP Number)

                            J. David Kirkland, Jr.
                              Baker Botts L.L.P.
                             3000 One Shell Plaza
                                 910 Louisiana
                             Houston, Texas  77002
                                (713) 229-1101
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 22, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 268912102
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      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      John Wood Group PLC, a company registered in Scotland and
      incorporated under the laws of the United Kingdom
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS
 4
      00
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      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United Kingdom
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                          SOLE VOTING POWER
                     7
     NUMBER OF            27,537,702

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             27,537,702

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      27,537,702

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      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      89.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      CO
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          The Schedule 13D dated October 19, 1992, as amended and supplemented by the amendments thereto previously filed with the Securities and Exchange Commission (collectively, the "Schedule 13D"), of John Wood Group PLC (the "Reporting Person"), relating to the common stock, $0.01 par value per share (the "Common Stock"), and a series of preferred stock, $1.00 par value per share, of ERC Industries, Inc., a Delaware corporation (formerly known as ERC Subsidiary, Inc., successor by merger to ERC Industries, Inc. (the "Company")), is hereby amended and supplemented as set forth below. Defined terms used in this Amendment No. 15 and not defined herein shall have their respective meanings as set forth in the Schedule 13D.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

          On February 22, 2000, the Reporting Person converted the 1,850,000 shares of Series A Preferred Stock held by the Reporting Person into an equal number of shares of Common Stock pursuant to the terms thereof. No additional consideration was paid by the Reporting Person in respect of such conversion.

ITEM 4.   PURPOSE OF TRANSACTION

          Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

          On November 19, 1999, the Reporting Person transmitted a letter to the Board of Directors of the Company (the "Board") proposing that the Reporting Person acquire all of the outstanding shares of Common Stock not owned by the Reporting Person at a price of $1.50 per share in cash. A Special Committee of the Board consisting of directors who are independent of the Reporting Person has been appointed to negotiate with the Reporting Person on behalf of the Company's stockholders other than the Reporting Person, to determine the advisability of the Proposal and its fairness to such stockholders and to make a recommendation to the Board with respect thereto. In negotiations between the Reporting Person and the Special Committee, the parties are contemplating that the Reporting Person would pay the Company's stockholders $1.60 per share for their shares of Common Stock. As of the date hereof, the Board has not formally approved any proposal.

                                       3
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and supplemented by adding the following information thereto:

          (a)-(b) After conversion of the Series A Preferred Stock, the Reporting Person beneficially owned 27,537,702 shares of Common Stock, or 89.7% of the outstanding Common Stock. The Reporting Person has the sole power to vote, or to direct the vote, and the sole power to dispose of, or to direct the disposition of, such shares.

          (c)      See Item 3 above.

                                       4
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                                   SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 15 to Schedule 13D is true, complete and correct.

Date: February 25, 2000

                                        JOHN WOOD GROUP PLC


                                        By: /s/  WENDELL BROOKS
                                            ------------------------
                                            Wendell Brooks
                                            Director

                                       5